Exhibit 99.1

Brookfield Infrastructure Partners Announces Record Date for Special Meeting of Unitholders

HAMILTON, BERMUDA--(Marketwire - October 08, 2009) - Brookfield Infrastructure Partners L.P. (the "Partnership", and along with its related entities, "Brookfield Infrastructure") (NYSE: BIP) (TSX: BIP.UN) today announced that it has set October 19, 2009 as the record date for determining holders of its limited partnership units ("unitholders") entitled to receive notice and vote at a special meeting of unitholders that is expected to take place on or about November 16, 2009 in Hamilton, Bermuda.

As previously announced, the Partnership and Brookfield Asset Management Inc. ("Brookfield") are leading a comprehensive restructuring and recapitalization of Babcock & Brown Infrastructure (the "Transaction").

At the meeting, unitholders will be asked to consider and vote upon a resolution to approve the issuance to Brookfield of its pro rata share of any equity raised by the Partnership in connection with the Transaction above a specified threshold. Under applicable Canadian securities law relating to transactions with related parties, as a result of Brookfield's participation in the management of our Partnership, the issuance to Brookfield of equity above a specified threshold must be approved by unitholders other than Brookfield and its affiliates and associates. An information circular in connection with the meeting is expected to be mailed to unitholders in late October.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit the Partnership's website at www.brookfieldinfrastructure.com.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements in this news release include statements regarding the restructuring and recapitalization of Babcock & Brown Infrastructure by Brookfield and Brookfield Infrastructure that is subject to the satisfaction of significant conditions, future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure's plans for growth through acquisitions. The words "expected", "tend", "seeks" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the fact that success of Brookfield Infrastructure is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's annual report on Form 20-F and other risks and factors that are described in the annual report. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. [Missing Graphic Reference]

For more information, please contact:
Michael Botha
SVP, Finance
Brookfield Asset Management Inc.
Tel.:(416) 359-7871
Email: mbotha@brookfield.com